UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72782 / August 7, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15931

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SUN RIVER ENERGY, INC. (n/k/a NEW RIVER EXPLORATION, INC.)**
Crescent Banking Co., Data Storage Consulting Services, Inc., First National Bancshares, Inc., Infosmart Group, Inc., Marco Community Bancorp, Inc., and Sun River Energy, Inc. (n/k/a New River Exploration, Inc.),	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Sun River Energy, Inc. (n/k/a New River Exploration, Inc.) ("Sun River Energy" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 17, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Sun River Energy, Inc. (n/k/a New River Exploration, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Sun River Energy (CIK No. 1066551) is a Colorado corporation located in Dallas, Texas. At all times relevant to this proceeding, the securities of Sun River Energy have been registered under Exchange Act Section 12(g). As of June 5, 2014, the company's stock (symbol "SNRV") was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Sun River Energy has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it failed to include the required audited financial statements for the fiscal year ended April 30, 2011 in its Form 10-K for the period ended April 30, 2012, and has not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2012.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                        Jill M. Peterson
                                        Assistant Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.